EXHIBIT 12	Corning Incorporated and Subsidiary Companies Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended December 31,
(In millions, except ratios)	2013		2012		2011		2010		2009
Income from continuing operations before taxes on income	$2,473		$1,975		$3,231		$3,869		$1,906
Adjustments:
Equity in earnings of equity affiliates	(547)		(810)		(1,471)		(1,958)		(1,435)
Distributed income of equity affiliates	629		1,089		820		1,712		755
Net income attributable to noncontrolling interests			(5)		(3)		(2)		6
Fixed charges net of capitalized interest	148		138		119		129		103
Earnings before taxes and fixed charges as adjusted	$2,703		$2,387		$2,696		$3,750		$1,335
Fixed charges:
Interest incurred(1)	$153		$181		$132		$126		$111
Portion of rent expense which represents an appropriate interest factor(2)	28		27		30		21		20
Amortization of debt costs	2		4		3		2		1
Total fixed charges	$183		$212		$165		$149		$132
Ratio of earnings to fixed charges	14.8	x	11.3	x	16.3	x	25.2	x	10.1	x

(1)	Interest expense includes amortization expense for debt costs and capitalized interest.

(2)	One-third of net rent expense is the portion deemed representative of the interest factor.